

Mail Stop 7010

January 8, 2007

Via U.S. Mail and Facsimile
Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed July 10, 2006**
> **File No. 333-130380**
>
> **Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005**
> **Filed November 21, 2006**
> **File No. 333-85306**
>
> **Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 20, 2006**
> **File No. 333-85306**

Dear Mr. Ming:

    We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Supplemental response letters dated November 2, 2006 and December 15, 2006

1.   Please submit the response letters under this heading in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

2.   We have given further consideration to your response on page three of the letter dated December 15, 2006 wherein you indicate that "The Option would not result in a liability to the Registrant until exercised by Putai." Based on the nature of the Exclusive Option Agreement, which allows Putai to acquire 100% of the registered capital of Shanxi Coal at Putai's discretion for a purchase price equal to "the actual capital contributions paid in by Party C and/or Party D for their respective purchase of the Option Shares at the time of the original issuance of the registered capital by Party B," it appears that you should reclassify the amount of registered capital of Shanxi Coal from permanent to temporary equity since redemption of the Option is outside your control. Refer to the guidance in EITF Topic No. D-98, paragraph 4, which states that "The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that *any* triggering event that is not *solely* within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity." As such, please reclassify the applicable amount of registered capital to temporary equity with an appropriate label, such as "Option to buy-out Company." We note that the amount of registered capital as of the date of the Exclusive Option Agreement totaled RMB 22,500,000.

3.   Additionally, please expand your MD&A and footnote disclosure, where appropriate, to clearly explain the facts and circumstances surrounding the amount presented as temporary equity.

Form SB-2/A-4 filed July 10, 2006

4.   Please update your financial statements to comply with Rule 3-10(g) of Regulation S-B.

5.   Please update your consents as appropriate.

Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005 [filed November 21, 2006]

Controls and Procedures, page 31

6.   We note your disclosure indicating that the certifying officers "have determined that the Company's disclosure controls and procedures are adequate." You further state that "[t]he revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion feature, warrants, and debt issuance and therefore believes it has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatment of the conversion feature, warrants and debt issuance." It is not clear whether the certifying officers reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to disclose the conclusions of the certifying officers as to the effectiveness of your disclosure controls and procedures as of December 31, 2005.

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006

Controls and Procedures, page 34

7.   We note your disclosure indicates that your disclosure controls and procedures are effective as of September 30, 2006. We also note what appears to be a qualification statement that "It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there is no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level, or otherwise advise.

* * * * *

Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: J. Davis
      J. Goeken
      C. Moncada-Terry